The Gabelli Dividend & Income Trust 8-K

EXHIBIT 3.1

THE Gabelli dividend & income TRUST

STATEMENT OF PREFERENCES
OF
SERIES M CUMULATIVE PREFERRED SHARES

AMENDMENT NO. 1

The Gabelli Dividend & Income Trust, a Delaware statutory trust (the “Trust”), hereby certifies that:

FIRST: The Board of Trustees of the Trust (the “Board of Trustees”), at a meeting duly convened and held on February 25, 2004, pursuant to authority expressly vested in it by Article III of the Second Amended and Restated Agreement and Declaration of Trust, as amended from time to time, adopted resolutions classifying an unlimited amount of shares as authorized but unissued preferred shares of the Trust.

SECOND: The Board of Trustees, at a meeting duly convened and held on August 22, 2024, approved the designation of up to 20 million authorized and unissued common shares of beneficial interest of the Fund, par value $0.001 per share, as shares of Series M Cumulative Preferred Shares, par value $0.001 per share and have authorized the issuance and sale by the Fund of up to 15 million shares of Series M Preferred Shares, which amount may be increased based on market conditions, in the discretion of the Authorized Officers, up to 20 million shares of Series M Preferred Shares.

THIRD: The pricing committee of the Board of Trustees, at a meeting duly convened and held on September 18, 2024, approved the designation of up to 20 million authorized and unissued common shares of beneficial interest of the Fund, par value $0.001 per share, as shares of Series M Cumulative Preferred Shares, par value $0.001 per share and have authorized the issuance and sale by the Fund of up to 15 million shares of Series M Preferred Shares, which amount may be increased based on market conditions, in the discretion of the Authorized Officers, up to 20 million shares of Series M Preferred Shares.

FOURTH: The Board of Trustees, by unanimous written consent dated March 19, 2025, approved an increase of the dividend rate on the Series M Preferred Shares, effective as of May 1, 2025, and determined that such action would not adversely affect the rights and preferences of the Series M Preferred Shares.

FIFTH: Effective as of May 1, 2025, Part II, Section 2(a) of the Statement of Preferences of the Series M Preferred Shares is deleted and replaced in its entirety with the following:

2. Dividends and Distributions.

(a) Holders of Series M Preferred Shares shall be entitled to receive, when, as and if declared by, or under authority granted by, the Board of Trustees, out of funds legally available therefor, cumulative cash dividends and distributions at the rate of (i) 4.80% per annum (computed on the basis of a 360-day year consisting of twelve 30-day months) of the Liquidation Preference on the Series M Preferred Shares, and no more, for Dividend Periods (or portions thereof) prior to, but not including May 1, 2025, and (ii) 5.20% per annum (computed on the basis of a 360-day year consisting of twelve 30-day months) or the Liquidation Preference on the Series M Preferred Shares, and no more, for the Dividend Periods (or portions thereof) on or after May 1, 2025, payable semiannually on June 26 and December 26 in each year (each a “Dividend Payment Date”) commencing on June 26, 2025 (or, if any such day is not a Business Day, then on the next succeeding Business Day). Dividends and distributions will be payable to holders of record of Series M Preferred Shares as they appear on the share register of the Trust at the close of business on the fifth Business Day preceding the Dividend Payment Date (each, a “Record Date”) in preference to dividends and distributions on Common Shares and any other capital shares of the Trust ranking junior to the Series M Preferred Shares in payment of dividends and distributions. Dividends and distributions on Series M Preferred Shares that were originally issued on the Date of Original Issue shall accumulate from the Date of Original Issue. Dividends and distributions on all other Series M Preferred Shares shall accumulate from (i) the date on which such shares are originally issued if such date is a Dividend Payment Date, (ii) the immediately preceding Dividend Payment Date if the date on which such shares are originally issued is other than a Dividend Payment Date and is on or before a Record Date or (iii) the immediately following Dividend Payment Date if the date on which such shares are originally issued is during the period between a Record Date and a Dividend Payment Date. Each period beginning on and including a Dividend Payment Date (or the Date of Original Issue, in the case of the first dividend period after the issuance of such shares) and ending on but excluding the next succeeding Dividend Payment Date is referred to herein as a “Dividend Period.” Dividends and distributions on account of arrears for any past Dividend Period or in connection with the redemption of Series M Preferred Shares may be declared and paid at any time, without reference to any Dividend Payment Date, to holders of record on such date not exceeding 30 days preceding the payment date thereof as shall be fixed by the Board of Trustees.

SIXTH: Capitalized terms used but not defined herein shall have the respective meanings given to them in the Statement of Preferences of the Series M Preferred Shares.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, The Gabelli Dividend & Income Trust has caused this Amendment No. 1 to the Statement of Preferences of Series M Preferred Shares to be signed in its name and on its behalf by a duly authorized officer, who acknowledges said instrument to be the statutory trust act of the Trust, and certifies that, to the best of such officer’s knowledge, information and belief under penalty of perjury, that this Amendment No. 1 to the Statement of Preferences of Series M Preferred Shares was duly adopted by the Board of Trustees of the Trust on March 19, 2025.

By:	/s/ John C. Ball
	Name:	John C. Ball
	Title:	President

Attest:

/s/ Peter Goldstein
Name:	Peter Goldstein
Title:	Vice President